

November 8, 2013

Via E-mail
Martin Shkreli
Chief Executive Officer
Retrophin, Inc.
777 Third Avenue, 22nd Floor
New York, NY 10017

> **Re: Retrophin, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 25, 2013**
> **CIK No. 0001438533**

Dear Mr. Shkreli:

    We have reviewed your amended confidential draft registration statement submitted on October 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 10 and your added disclosure on pages 6 and 36 in response to that comment. Given your disclosure that you intend to continue to discuss this proposal with Transcept Pharmaceuticals, please add a risk factor indicating how such an acquisition might affect your liquidity and overall financial position. Additionally, on page 36, please expand disclosure to indicate the business reason(s) behind your proposal to acquire Transcept, and discuss how such an acquisition or consolidation would impact your plan of business going forward.

Liquidity and Capital Resources, page 36

2. We note your response to our prior comment 15 and reissue the comment in part. Please disclose the upfront fee paid in connection with your exclusivity agreement or provide an analysis as to why such fee does not represent material information and need not be disclosed in the prospectus.

3. We note your response to our prior comment 16 and reissue the comment in part. Please expand your disclosure to identify each of the parties involved in the settlement and the underlying subject matter and circumstances under which the referenced liabilities were accrued. Please note that disclosure with respect to transactions with related persons is required by Item 404(d) of Regulation S-K. Please also file the settlement agreements and any related party promissory notes as exhibits or provide your analysis as to why such agreements underlying the settlement do not represent material agreements required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

RE-021, page 45

4. We note your response to our prior comment 29 and reissue the comment in part. Please expand the discussion to describe how ERA selectivity may lead to greater safety compared to non-selective ERAs and specifically how such selectivity may lead to less edema in treatment populations. In providing your revised disclosure, please avoid scientific terminology that could be confusing to a reasonable investor. Please additionally clarify whether the failures of the product candidates discussed in the previous sentences related to incidences of edema or some other cause.

Research Agreement, page 49

5. We note your response to our prior comment 18 and reissue the comment in part. Please expand disclosure on page 49 to discuss all material terms of the agreement, including the following:
    - the aggregate amount of fees you may potentially be required to pay St. Jude over the course of the agreement;
    - amounts paid to St. Jude to date; and
    - any provisions relating to licenses or other intellectual property granted or transferred to St. Jude or that may be granted or transferred to St. Jude in the future.

Licenses and Royalties, page 49

6. We acknowledge your response to our prior comment 30 and reissue the comment in part. Please provide the applicable royalty rate you may pay under the Ligand license agreement expressed as a percentage or range within 10% (e.g., "between 10% and 20%" or "in the twenties"). Additionally, to the extent duration of the agreement is tied to the royalty term, please disclose the royalty term in this section.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Evan L. Greebel, Esq.
        Katten Muchin Rosenman LLP